UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to the

ANNUAL REPORT

of the

BOLIVARIAN REPUBLIC OF VENEZUELA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2010

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Dr. Ángelo Rivero Santos

Minister Counselor and Chargé d’Affaires

of the Bolivarian Republic of Venezuela

Embassy of Venezuela

1099 30th Street, N.W.

Washington, DC 20007

Copies to:

Mark H. Stumpf Neil M. Goodman Arnold & Porter LLP 555 12th Street, N.W. Washington, DC 20004

Jorge Giordani

Minister of Popular Power for Planning and Finance

Ministry of Popular Power for Planning and

Finance of the Bolivarian Republic of Venezuela

Avenida Urdaneta, Esquina de Carmelitas

Edificio Sede, Piso 11

Caracas, Venezuela

*	The Registrant is filing this annual report on a voluntary basis

EXPLANATORY NOTE

The sole purpose of this Amendment No. 1 to the annual report of the Bolivarian Republic of Venezuela (the “Registrant” or the “Republic”) on Form 18-K for the year ended December 31, 2010 is to file with the Securities and Exchange Commission the Recent Developments in the Registrant as of October 21, 2011, included as Exhibit E hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at the City of Caracas, Venezuela, on the 15th day of November, 2011.

BOLIVARIAN REPUBLIC OF VENEZUELA

By:	/s/ Beatriz H. Bolívar F.
Name:	Beatriz H. Bolívar F.
Title:	Head of the National Bureau of Public Credit

EXHIBIT INDEX

Exhibit No.	Page No.
A: None

B: None

C: Copy of the 2011 Annual Budget of the Republic*

D: Current Description of the Republic*

E: Recent Developments in the Republic as of October 21, 2011	6

*	Previously filed.